 Filed by FG Merger II Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Boxabl Inc.

Commission File No. 000-56579

Date: December 11, 2025

As previously disclosed, on August 4, 2025, Boxabl Inc. (“Boxabl”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, FG Merger II Corp., a Nevada corporation (“FGMC”), and FG Merger Sub II Inc., a Nevada corporation and wholly-owned subsidiary of FGMC (“Merger Sub”). The Merger Agreement provides for a two-step merger transaction (the “Mergers”) in which, first, Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving as a wholly-owned subsidiary of FGMC, and, immediately thereafter, the Company (as the surviving company in the First Merger) will merge with and into FGMC (the “Second Merger”), with FGMC continuing as the surviving public company (the “Surviving Pubco”). By virtue of the consummation of the Mergers, the Surviving Pubco will change its name to BOXABL Inc.

The following is a transcript of a conversation hosted by Christina Ayanian of the Nasdaq MarketSite involving Martin Costas, Chief Financial Officer of Boxabl, published December 11, 2025.

Kristina Ayanian: From Nasdaq MarketSite. I'm your host, Christina Ayanian. And joining me today is Martin Costas, Chief Financial Officer of Boxabl. Martin, great to see you again. Thank you so much for joining.

Martin Costas: Thank you for inviting us.

Kristina Ayanian: Now, since we last caught up, a lot has happened. Talk to me about your journey to going public and why now is the right time.

Yeah, well, we're very excited, actually. We managed to file our S4. We're doing a SPAC with FGMC is the ticker. Uh, we filed the S-4 before the shutdown of the government. And now that today they announced that this is done. We're very excited, especially because we are already subject to exchange. So, we have been reporting our 10-K and 10-q since 2023. I guess that the SEC already know us. So, I hope that the review is going to be smooth. So, super exciting to go public basically.

Kristina Ayanian: That's amazing. Well, congratulations and such an exciting road ahead. Going back to Boxabl, talk to me about Casitas journey and really the mission behind it?

Martin Costas: Yeah. So, basically the flagship product that we have is Casita. Everybody knows us because of Casita, but it's really the very first product that we released to the market. We got the, I would say, a sizable approval this year, which was California. We went to the market, we test our process. It didn't work quite well at the beginning. We have a dealership network, things that we were needing to fix. We managed to fix it, I would say around June. And now we're starting to see a ramp up in sales, especially in the ADU market. And at the same time, we're introducing bigger units because most of our customer base, they want a bigger house than a studio. So, uh, in California, we introduce a two casita setup, which is a one bath two bed setup almost for eight hundred square feet. And then we are going to introduce a third one now for a three bath. So we see a lot of demand for those products. So, we're very excited actually with Casita.

On the other hand, honestly, we are about to release phase two. Phase two is where we are intending to go up now, not only lateral. So, uh, that is going to come in the in coming months, especially with some prototypes that we have on the factory. And as we get some traction in the market, we're going to pick where to go first and start releasing bigger units. Right.

Kristina Ayanian: That's amazing. So, the demand is there, which means growth is inevitable.

Martin Costas: Yeah. It's five million houses. I think that is the shortage in the US. Unfortunately, the affordable side of the market and our product is very appealing because we are very cost effective, high quality, you know, availability. So, so truly the demand is, is unaddressable. I still believe that most of the challenges that we have are coming from government permitting. Uh, but we're getting better and better. We're now approving California, New Mexico, Nevada, South Carolina. We're applying in other states like Texas, Colorado. So, so, we keep moving forward. So, so, it's very interesting what is going on.

Kristina Ayanian: That's amazing. So, going off of your point, how does Boxabl beat traditional builders when it comes to cost, sustainability, efficiency.

Martin Costas: Right. Right. right. So you know most of the time the people speak about time, which is super important because when you're building with a stick frame, nowadays you're taking at least eighteen months. Our ultimate goal, we are not there is to build a house every minute in the factory. Right now we are with, one, one shifting the factory building two per day. We can actually do six per day if we fulfill their shift on the factory. So, time certainly is very important. And time is actually super linked with the carbon footprint. Because if you think about the carbon footprint is about time is how many times do you have using the tools people go into the field coming back. So, it's super green. In addition to that, the quality when you're talking about a factory with a production line, if a product, I mean a raw material like a piece of wood, is not perfect. The machine will reject it. So, the quality of the product is superior. And obviously when you build in a production line, it's cost efficient. Everything that you use in life is in a production line for a reason. It's about volume, scale and that gives you the capacity to demand planning, have a better negotiation with your vendors, and all of that goes down to, to, a lower cost.

Kristina Ayanian: So building on that volume and that scale, where does Boxabl go five years from now?

Martin Costas: Well, I hope that we're going to be a big part of the solution, of the housing crisis, right? We have plans to ramp up factories. We have implant factory, which can do five thousand units per year. Our current facility is three thousand. And we also have dreams of Gigafactories 25,000 – 50,000. So, it will depend on how the government works with us on, I would say, having some flexibility on the permitting side. What, what, we're talking about is something similar to the automotive industry right now. If you think about this, the housing departments in a state wants to inspect every single house that we are building, except California. That gave us a reduced inspection for 25% of what we build. But if you build a house every minute, that is impossible. You cannot inspect in every minute a house. We need to really change how things are working today. If we do that, the ramp up is going to be super, super fast. And I think that the current administration is super worried, and I am confident that they are going to come with the right solution.

Kristina Ayanian: It really is a housing revolution.

Martin Costas: It is, it is, it is. And it's not only national, it's global.

Kristina Ayanian: Absolutely. So, for aspiring investors or buyers, what's one tip you would give them?

Martin Costas: Yeah, I think, you know, honestly, it's the very last product that didn't transition in advanced manufacturing, if you if you truly believe in the concept of what you can build in a factory versus in on the field, like imagine yourself if I ask you to build your car in your garage, how long is it going to take? Can you even do that? It's impossible. Right? And that is what we are doing with the house. So. So this is the last, actually the last opportunity to, to, join a company that is going to have a massive revolution through advanced manufacturing, AI and everything that you see on a daily basis. That didn't happen yet. So, so, if you go and you see a Ford T when they were building a Ford T the very first car, it was the house built in a stick frame. If you go today, I think last weekend we saw a car flying in an earnings call, but we're still building a stick frame. It's insane. We really need to change if we want to give those that, they, are in need of our house a solution fast its scalability and its technology.

Kristina Ayanian: Absolutely. And the sky is the limit. Martin, we're so excited to continue following. Thank you for joining.

Martin Costas: No, thank you for inviting us.

About BOXABL

BOXABL is transforming the housing market with its modular building systems designed to deliver affordable, high-quality homes at unprecedented speed. Founded in 2017, BOXABL’s innovative approach has attracted worldwide attention as it aims to solve housing challenges for individuals and communities alike. BOXABL’S flagship product, the Casita, is a 361 square foot studio unit with a full kitchen, bathroom, and utilities. The Casita unfolds on-site in less than an hour and is manufactured inside BOXABL’s facilities. BOXABL also has announced the Baby Box, a smaller 120 square foot unit built to RV code, intended for simpler, no foundation-setups. BOXABL is also developing stackable and connectable box models that can be combined to form townhomes, multifamily units, or larger single-family homes.

About FG Merger II Corp.

FG Merger II Corp. is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

https://fgmerger.com/

Additional Information About the Proposed Transaction and Where to Find It

Additional information about the transaction, including a copy of the merger agreement has been filed by FGMC in a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”). The proposed transaction will be submitted to shareholders of FGMC for their consideration. FGMC has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes preliminary and definitive proxy statements to be distributed to FGMC’s shareholders in connection with FGMC’s solicitation of proxies for the vote by FGMC’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to BOXABL’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to BOXABL stockholders and FGMC shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, FGMC and BOXABL shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by FGMC in connection with the proposed transaction, as these documents will contain important information about FGMC, BOXABL and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by FGMC with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to FG Merger II Corp., 104 S. Walnut Street, Unit 1A, Itasca, Illinois 60143 or to BOXABL 5345 E North Belt Rd Las Vegas NV 89115.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the value of autonomous driving solutions; projections of development and commercialization costs and timelines; expectations regarding BOXABL’s ability to execute its business model and the expected financial benefits of such model; expectations regarding BOXABL’s ability to attract, retain, and expand its customer base; BOXABL’s deployment of Casita; BOXABL’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting BOXABL’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for BOXABL to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of BOXABL and FGMC.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that BOXABL is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; BOXABL’s historical net losses and limited operating history; BOXABL’s expectations regarding future financial performance, capital requirements and unit economics; BOXABL’s use and reporting of business and operational metrics; BOXABL’s competitive landscape; BOXABL’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of BOXABL’s business plans and the potential need for additional future financing; BOXABL’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; BOXABL’s reliance on strategic partners and other third parties; BOXABL’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of FGMC could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement; the outcome of any legal proceedings or government investigations that may be commenced against BOXABL or FGMC; failure to realize the anticipated benefits of the proposed transaction; the ability of FGMC or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in FGMC’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by BOXABL, FGMC or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of BOXABL’s and FGMC’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While BOXABL and FGMC may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in FGMC is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of FGMC, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

FGMC, BOXABL and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from FGMC’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FGMC’s and BOXABL’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by FGMC and BOXABL with the SEC. You can find more information about FGMC’s directors and executive officers in FGMC’s final prospectus related to its initial public offering filed with the SEC on January 29, 2025 and in periodic reports filed by FGMC with the SEC. You can find more information about BOXABL’s directors and executive officers in its Annual Report on Form 10-K, filed with the SEC on April 14, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.